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                           November 17, 2022

       James Morrison
       Chief Executive Officer
       Emergent Health Corp.
       150 Motor Parkway, Suite 401
       Hauppauge, New York 11787

                                                        Re: Emergent Health
Corp.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed November 10,
2022
                                                            File No. 024-11708

       Dear James Morrison:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Eric Newlan